UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 7, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

This Form 6-K consists of the presentation materials related to the Fourth Quarter 2011 Results of UBS AG, which appear immediately following this page.

Fourth Fourth quarter 2011 results February 7, 2012 quarter 2011 results

Cautionary statement regarding forward-looking statements
This presentation contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from
UBS’s expectations.  Additional information about those factors is set forth in documents furnished or filed by
UBS with the US Securities and Exchange Commission, including UBS’s financial report for fourth quarter 2011 and UBS’s Annual Report on Form 20-F for the year ended 31 December 2010, as amended by Form 20-F/A filed on 10 November 2011. UBS is not under any obligation to (and expressly disclaims any obligation to)
update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

FY11 results
Maintained industry-leading capital ratios
Risk-
weighted
assets
~269
241
31.12.10 31.12.11
• Reduced Basel 2.5 RWAs to CHF 241 billion
• Estimated pro-forma Basel 3 RWAs reduced by 5% in 4Q11 to
CHF ~380 billion
Basel 2.5 RWAs
(10%)
Capital,
liquidity and
funding
• Significantly improved and industry-leading capital ratios
• Sound funding and liquidity positions
• Year-end Basel 2 tier 1 capital ratio of 19.7%, Basel 2.5 tier 1 capital ratio of 16.0% and Basel 3 pro-forma ratio of 10.8%
~12.7
16.0
31.12.10 31.12.11
Basel 2.5 tier 1 capital ratio
+~330
bps
Shareholders’
equity
• CHF 6.7 billion increase in IFRS equity attributable to
shareholders to CHF 53.6 billion at year-end
• Book value per share increased 16% to CHF 14.29
• Tangible book value per share increased 20% to CHF 11.70
12.35
14.29
31.12.10 31.12.11
Book and tangible book
value per share
+16%
9.76
11.70
+20%

FY11 results
WM, WMA and R&C delivered a 29% increase in pre-tax profit
Net new
money and
invested
assets
• Significantly increased net new money
• WM businesses added CHF 50 billion more than prior year
• Global AM attracted ~CHF 12 billion of third party inflows
• Stable invested assets at CHF 2.2 trillion
(14)
42
2010 2011
Net new money
Performance
7.5
5.5
• Group net profit
1
of CHF 4.2 billion or EPS of CHF 1.10
• CHF 5.5 billion pre-tax profit; combined WM, WMA and R&C
businesses increased 29%
• Global AM contributed CHF 400 million to pre-tax profit
• IB strategic improvements overshadowed by losses from
unauthorized trading
Pre-tax profit
(27%)
Costs
• Total expenses reduced by CHF 2.1 billion
• Execution of CHF 2 billion cost elimination program on track with cost reduction visible in 2012
• Bonus pool reduced by 40%, compared with pre-tax profits
down 27% and revenues down 13%
24.5
22.4
2010 2011
Total expenses
(9%)
We intend to propose a dividend of CHF 0.10 per share
2010 2011
4.0
5.1
+29%
Group WM, WMA, R&C
1 Net profit attributable to shareholders

4Q11 results
• CHF 0.6 billion pre-tax profit
• Positive net new money in our wealth management businesses
• Resilient performance in Retail & Corporate
• Our Rates businesses in the Investment Bank performed well, solid performance in FX YoY
• Legacy Investment Bank Basel 3 RWAs reduced by CHF ~18 billion
• Core Investment Bank Basel 3 RWAs reduced by CHF ~8 billion
• Year-end Basel 3 RWAs of CHF ~380 billion for the Group
• Year-end Basel 2.5 tier 1 capital ratio of 16.0% (Basel 2: 19.7%)
• Our funding and liquidity positions remain strong and we continue to attract deposits
• Headcount down by 1,101 QoQ; benefits visible on the cost base in coming quarters
Net profit of CHF 0.4 billion in a challenging quarter
Significant reduction in RWAs with limited P&L impact
We remain vigilant on costs
Our capital, funding and liquidity positions are sound

QoQ
~15-20%
Equity trading volumes
2
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11
NYSE
4Q11
Equity market performance
SPI S&P 500 FTSE 100 MSCI World
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11
FX rates
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11
YoY
1
USD / CHF 6%
EUR / CHF 7%
GBP / CHF 7%
3Q11
QoQ
1
USD / CHF 11%
EUR / CHF 6%
GBP / CHF 8%
USD / CHF EUR / CHF GBP / CHF
4Q11
0.7
0.9
1.1
1.3
1.5
1.7
1.9
CDS spreads
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11
European Banks European Sovereigns (G-10)
4Q11
100
200
300
400
500
600
Market environment
1
SMI FTSE 100
YoY
~5-10%
1 Source: Bloomberg.  Based on average FX rates for the quarter
2 10-day trailing average.  YoY and QoQ movements based on unweighted quarterly averages for NYSE, SMI and FTSE 100

30.9.11
estimated
pro-forma
~21
~220
4
~80
4
Risk-weighted assets—Basel 3
1
Swift execution on risk-weighted asset reduction
~270
target
5
~340
~190
~45
target
5
~290
<150
~30
31.12.11
estimated
pro-forma
~380
~20
~212
~62
We continue our disciplined approach to RWA reduction
Legacy: CHF ~18 billion reduction
• CHF 11 billion of reduction driven by restructuring of a
student loan auction rate securities portfolio
SNB StabFund
3
<150
Group
Core Investment Bank: CHF ~8 billion reduction
• Significant decrease in market risk RWAs partly offset by
higher estimated Basel 3 CVA charge following
downgrades of major counterparties in 4Q11
• CHF (145) billion net reduction of IB RWAs
• CHF 15 billion RWA growth in other businesses
~400
2
1 Our pro-forma Basel 3 RWA are based on estimates and will be refined as we progress with our implementation of new models and associated systems
2 30.9.11 pro-forma RWAs of CHF ~400 billion already factored in the 4Q11 reversal of CHF 17 billion of stress VaR related to the unauthorized trading incident
3 SNB StabFund option or underlying assets; assumed constant for future periods (CHF ~20 billion)
4 Final composition of the legacy portfolio as of 30.9.11. Original 30.9.11 disclosure was CHF ~70 billion in Legacy and ~CHF 230 billion in Core Investment Bank
5 Target assumes constant FX rates
31.12.12
31.12.13
31.12.16
target
5

Legacy positions will be reported as a separate segment within the Corporate Center from 1Q12
The unit will include the Investment Bank’s legacy portfolio and our option to buy the equity of the SNB Stabfund
The Investment Bank’s legacy portfolio comprised CHF 27 billion of balance sheet assets and
CHF 23 billion of positive replacement values on 31.12.11
Transfer of legacy positions to Corporate Center
Student loan auction rate securities
Other positions:
-
Monoline-protected assets
-
Asset-backed securities
-
Long-dated rates positions
Investment Bank
legacy portfolio
Option to buy the SNB StabFund
Corporate Center
~18
~62
~21
~80
Legacy assets, Basel 3 pro-forma RWAs
1
(CHF billion)
31.12.11 30.9.11
~7
~55
~62
Total IB legacy portfolio
~20
Legacy portfolio ~101 ~82
1 Our pro-forma Basel 3 RWA are based on estimates and will be refined as we progress with our implementation of new models and associated systems

(CHF million)	WM	WMA	R&C	Global AM	IB	CC	Group
Income	1,672	1,329	941	463	1,798	(152)	**6,051**
Credit loss (expense) / recovery	1	(5)	(13)		3		**(14)**
Own credit					(71)		**(71)**
Total operating income	**1,673**	**1,325**	**928**	**463**	**1,730**	**(152)**	**5,967**
Personnel expenses	749	975	414	242	1,084	39	**3,503**
Non-personnel expenses	454	236	102	103	902	82	**1,879**
Total operating expenses	**1,203**	**1,211**	**517**	**345**	**1,986**	**121**	**5,383**
Pre-tax profit / (loss)	**471**	**114**	**412**	**118**	**(256)**	**(273)**	**584**
Tax expense / (benefit)							**189**
Net profit from continuing operations							**395**
Net profit from discontinued operations							**0**
Net profit attributable to non-controlling interests							**2**
Net profit attributable to UBS shareholders							**393**
Diluted EPS (CHF)							**0.10**

UBS

8 4Q11 results

9 9
Our wealth management businesses are unrivaled
709 750
Net new money
(CHF billion)
Advisors
(FTEs)
FY10 FY11
(18.2) 35.6
2,409 2,839
10,968 11,169
1 Excluding restructuring charges, gains from the sale of the strategic investment portfolio in 3Q11 (WM) and 3Q10 provision related to an arbitration matter (WMA)
UBS Wealth Management
Invested assets 31.12.11
CHF 1,459 billion
WM + WMA
9
Our footprint:
~550 offices
in more than 40
countries
UBS WM Americas
Invested assets
(CHF billion)
1,457 1,459
1
Pre-tax profit
(CHF million)

1,928
1,867
1,745
1,673
471
888
672
645
645
672
468
540
1Q11 2Q11 3Q11 4Q11
(8.0)
(5.2)
1.0
0.0
5.6
3.8
3.1
11.1
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11
Wealth Management
Operating income
and pre-tax profit
Net new money
Subdued client sentiment led to lower
activity in line with lower market volumes
Lower interest income following the sale
of the SIPF
3
in 3Q11
Operating expenses broadly unchanged
excluding restructuring charges
Continued hiring of client advisors in
strategic growth regions
–
Overall advisor number down slightly to 4,202
1 Adjusted for the gain on the sale of the strategic investment portfolio (CHF 433 million)
2 Adjusted for the gain on the sale of the strategic investment portfolio (CHF 433 million) and restructuring charges
3 Strategic investment portfolio
2,178
Operating income
Pre-tax profit (as reported)
Pre-tax profit (adjusted)
2
1
FY11: CHF 23.5 billion
Continued NNM inflows and increased invested assets
FY10: CHF (12.1) billion
748
750
720
791
Invested assets,
quarter-end
(CHF billion)

Wealth Management—gross margin
1 Operating income before credit loss (expense) or recovery (annualized) / average invested assets; gross margin excludes a realized gain due to a partial repayment of fund shares of
CHF 5 million in 4Q11, valuation adjustments on a property fund of CHF 27 million in 3Q11, CHF 17 million in 2Q10 and CHF 28 million in 1Q10. Net fee and commission and net trading income in 1Q11, 2Q11, 3Q11 adjusted for revenue shifts related to Investment Products & Services unit
2 Adjusted for gain on the sale of strategic investment portfolio (CHF 433 million)
Continued progress on FY basis with softer 4Q11 margin
Gain on the sale of strategic
investment portfolio
120
FY10: 92 bps FY11: 96 bps
+ 4bps
~1bp of margin decrease
attributable to the
increase in invested
assets at quarter-end
Interest (excl. SIPF) Recurring fees Trading Transaction-based fees SIPF interest Other income
Transaction-based fees
down significantly on
lower client activity
(2)
Fees
(4)
(1)
SIPF Interest
1
95
Trading /
other
91
93
95
89
92
98
97
97
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 3Q11
(adjusted)
4Q11
2
2
1

(7.2)
(2.6)
0.3
3.4
3.6
2.6
4.0
1.9
(2.8)
4.7
8.9 7.8
6.7
8.0 7.9
2.1
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11
NNM excl. dividends & interest NNM incl. dividends & interest
1,284
1,294
1,325
1,347
114
139 140
111 109
139
152
114
1Q11 2Q11 3Q11 4Q11
Wealth Management Americas
Reported revenues increased 2%
–
USD revenues decreased 5% on lower asset-
based fees and lower transactional revenues
–
Realized gains on available-for-sale portfolio of
CHF 17 million in 4Q11 compared with CHF 31
million in 3Q11
Cost / income ratio increased slightly to 91%
FA attrition levels remain historically low
CHF 1.9 billion net new money
–
CHF 7.9 billion NNM including dividends and
interest
1 Adjusted for restructuring charges
Operating income and pre-tax profit
Maintained #1 vs. US peers in invested assets per FA, revenue per FA and NNM per FA
Net new money
Operating income
Pre-tax profit (as reported)
Pre-tax profit (adjusted)
1
FY11: CHF 12.1 billion FY10: CHF (6.1) billion

14.9
15.0
15.2
16.0
16.4
17.5
17.8
18.2
0.9 0.8
0.9
0.8
0.9
0.9
0.9
1.0
2.7
3.0
3.7
4.3
4.3
1.1
1.4
2.6
2.4
2.8
0.2 0.4
0.6
0.8
2.0
1.7
18.5
18.9
19.4
20.3
21.4
23.5
24.7
25.5
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11
Wealth Management Americas—lending balances (USD)
Prudently managed growth in lending balances driving net interest income
YoY +26%
Credit lines (HNW / UHNW clients) Margin loans
Mortgages
QoQ +3%
Net interest income
155
165
169
185
177
198
218
213
237
1 As reported; includes an upward adjustment reclassifying USD 24 million (CHF 20 million) from other comprehensive income relating to mortgage-backed securities in our AFS portfolio.
The adjustment resulted from properly reflecting estimated future cash flows under the effective interest method, which gave rise to an increase in interest income and a decrease in unrealized gains in other comprehensive income
1
Credit lines (other)

(328)
(186)
608
(256)
(650)
100
121
74
111
115
145
91
4Q10 3Q11 4Q11
945
704
939
673
814
910
215
280
630
2,686
1,512
1,800
4Q10 3Q11 4Q11
Investment Bank
1 Own credit on financial liabilities designated at fair value (CHF 71 million loss in 4Q11)
2 Unauthorized trading incident in 3Q11 (CHF 1,849 million negative revenues)
3 USD revenues based on CHF revenues and quarterly average FX rates for the respective quarters
Operating income excluding own credit
1
and unauthorized trading incident
2
Pre-tax profit and cost / income ratio
Pre-tax profit excluding own credit
1
, unauthorized
trading incident
2
and restructuring charges
(29%)
(33%)
CHF
USD
3
Pre-tax profit as reported
Equities FICC IBD Credit loss (expense) / recovery
Performance improved on a weak 3Q11
Cost / income ratio excluding own credit
1
,
unauthorized trading incident
2
and restructuring
charges
Cost / income ratio (as reported)
+19% +10%
974
750
774
968
801
895
938
256
308
1,978
1,800
2,769
4Q10 3Q11 4Q11

Investment Bank—Equities revenues
YoY comparison in USD terms
1,2
Cash,
(33%)
–
Lower volumes led to reduced
commissions in all regions
–
Solid trading performance in APAC was
offset by weaker revenues in EMEA and
the Americas
Derivatives,
(58%)
–
Lackluster client activity in all regions
Prime
services,
+7%
–
Improved revenues in the clearing
business
Other,
N/M
–
Decreased risk management charges
reflects full allocation of costs to IBD since
1Q11
(21%)
(26%)
Cash Derivatives Prime services Other
CHF USD
1
1 USD revenues based on CHF revenues and quarterly average FX rates for the respective quarters
2 Excluding the impact of the unauthorized trading incident (CHF 1,849 million negative revenues)
Lower volumes and reduced client activity impacted revenues
441
291
277
323
99 128
239
251
240
59
(11)
(58)
704
630
945
4Q10 3Q11 4Q11
455
346
304
333
118
141
246
299
264
65
(13)
(60)
774
750
974
4Q10 3Q11 4Q11
2
2
+3%
+12%

392
668
93
206
851
(156)
316
510
90
(45)
(445)
(53)
939
673
814
4Q10 3Q11 4Q11
404
795
102
245
935
(186)
347
526
93
(54)
(489)
(55)
968
801
895
4Q10 3Q11 4Q11
Investment Bank—FICC revenues
YoY comparison in USD terms
1
Macro,
+131%
–
Rates: strong performance in both short-term
and long-term rates
–
FX: solid revenues helped by currency
volatility
Credit,
(34%)
–
Market volatility and illiquidity led to lower
revenues
–
Positive contributions from structured credit,
leveraged capital markets and corporate
lending
Emerging
markets,
+10%
–
Improved performance in difficult conditions
Other,
N/M
–
DVA loss of CHF 189 million
–
CHF 163 million loss on residual risk
positions
–
Positive contribution from commodities
Strong performance in Macro; Credit and Emerging Markets up QoQ
(8%)
(13%)
CHF USD
1
Macro Credit Emerging Markets Other
1 USD revenues based on CHF revenues and quarterly average FX rates for the respective quarters
+21% +12%

272
239
279
475
143
131
305
217
164
574
599
1,052
264
201
254
461
120
119
296
182
149
522
1,021
503
Investment Bank—IBD revenues
YoY comparison in USD terms
1
Advisory,
+3%
–
Revenues up despite 19% decrease in
global fee pool
Equities capital
markets,
(72%)
–
Participated in 7 of top 20 transactions;
global ECM fee pool down 67%
Fixed income capital
markets,
(46%)
–
Low volume of leveraged capital market
deals
Other,
(N/M)
–
Increased risk management charges reflects
full allocation of costs to IBD since 1Q11
Overall UBS fee-based market share
2
at
3.0% in 4Q11 (vs. 4.3% in 4Q10)
–
M&A 4.3% (vs. 4.7%)
–
ECM 3.0% (vs. 5.1%)
–
DCM 2.7% (vs. 3.4%)
–
GSF 1.7% (vs. 3.0%)
1 USD revenues based on CHF revenues and quarterly average FX rates for the respective quarters
2 Source: Dealogic as of 11 January 2012
(45%) (49%)
CHF USD
1
Advisory Equity capital markets
Fixed income capital markets
Other
938 256 308 910 215 280
Advisory outperformed with revenues up despite lower global fee pool
(111)
(288)
(242)
4Q10 3Q11 4Q11
(114)
(343)
(266)
4Q10 3Q11 4Q11
+4% (4%)

2.6
(2.2)
(2.8)
(0.8)
4.7
5.7
1.5
0.3
7.2
3.5
(1.2)
(0.5)
(3.1)
(8.1)
12.2
16.2
9.0
8.2
1Q11 2Q11 3Q11 4Q11 FY10 FY11
496
444
399
463
118
124
79
108
124
91
132
108
1Q11 2Q11 3Q11 4Q11
Global Asset Management
Operating income increased 16%
–
Increase in net management fees driven by
currency, market valuations and the acquisition
of the ING Investment Management in Australia
–
Higher performance fees
Operating expenses increased 7% mainly
due to personnel costs and currency
–
Personnel costs up by CHF 24 million
Net new money inflows from third parties for
the eighth consecutive quarter
–
CHF 12.2 billion of NNM inflows (excluding
money market) from third parties for FY11
Improved pre-tax profit on higher management and performance fees
Operating income and pre-tax profit
1 Adjusted for restructuring charges WM businesses Third party Total
Operating income
Pre-tax profit (as reported)
Pre-tax profit (adjusted)
1
NNM by channel - excluding money market

965
974
929 928
412
403
683
421
403
421 420
418
1Q11 2Q11 3Q11 4Q11
Resilient underlying performance
Operating income and pre-tax profit
Operating income components
1,218
1
Interest
Recurring fees
Trading
Other income
Transaction-based fees
Credit loss (expense) / recovery
1 Adjusted for the gain on sale of the strategic investment portfolio (CHF 289 million)
2 Adjusted for the gain on sale of the strategic investment portfolio (CHF 289 million / 3Q11) and restructuring charges
3 Strategic investment portfolio
Operating income
Pre-tax profit (as reported)
Pre-tax profit (adjusted)
2
Lower credit loss expenses offset lower
revenues
–
Interest income was down following the sale
of the SIPF
3
in 3Q11 and the continued low
interest rate environment
–
Trading income declined due to lower client
activity and mark to market losses related to
credit default swaps on certain loans
Operating expenses broadly unchanged
when adjusted for restructuring charges
Retail & Corporate
590
575
595
567
125
125
124
123
170
176
167
166
928
929
974 965
1Q11 2Q11 3Q11 4Q11

135
136
135
135
136 136
137
135
106
106
109
112
117
116
117
118
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11
604
609
592
617
590
575
595
567
1.80%
1.83%
1.69%
1.67%
1.79%
1.75%
1.74%
1.75%
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11
Retail & Corporate
Growth in client deposits; maintained discipline on deposit interest rates
Structural pressure on net interest margin remains
–
Low interest rate environment continued to affect net deposit margin
–
Competitive pricing pressure
1 Net interest income (annualized) / average loans
Net interest margin
1
(KPI) Loans and deposits
Continued positive trend in deposits; net interest margin reflects sale of strategic investment portfolio in 3Q11
Net interest income Net interest margin (%) Loans, gross Due to customers

1,680
1,799
1,866
2,159
1,712
1,596
1,539
1,882
1,735
1,797
1,744
1,757
1,739
1,747
1,646
1,696
987
766
471
387
765
480
344
217
327
485
338
317 468
387
374
318
727
657
647
674
717
604
528
604
510
544
498
517
507
473
478
509
5,670
5,666
5,346
5,474
5,616
5,049
4,567
4,864
6,200
6,571
5,840
5,928
6,110
5,516
5,432
5,383
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11
4Q11 operating expenses
Lower expenses on lower restructuring charges, partly offset by currency effects and
UK Bank Levy
Operating expenses
Non-personnel
expenses
2
22%
(0)%
Amortization of prior year awards
2
Bonus expense for the respective
performance year
2
WMA commitments and advances related
to recruited FAs
2
Salaries
2
Non-personnel expenses
2
Personnel
expenses
2
Contractors, other personnel expenses,
pension and other post-employment
benefit plans, social security
2
Significant non-recurring items
Other variable compensation
2
Increase in non-personnel
expenses mainly due to UK
Bank Levy (CHF 109 million),
higher professional fees and
currency effects
Personnel excluding
restructuring charges flat as
reduced expenses for variable
compensation were offset by
currency effects
WMA financial advisor compensation
1
1 Grid-based financial advisor (FA) compensation and other formulaic FA compensation
2 Excluding significant non-recurring items (restructuring charges, 2010 UK Bank Payroll Tax)
(1)%

7.5
6.7
7.0
6.8
2.6
1.5
2.7
2.5
2.1
2.0
1.8
1.5
22.2
20.1
24.5
22.4
FY10 FY11
WMA financial advisor compensation
1
FY11 operating expenses
Costs down CHF 2.1 billion YoY, driven by lower personnel expenses
WMA commitments and advances related to recruited Fas
2
Amortization of prior year awards
2
Other variable compensation
Bonus expense for the respective performance year
2
Salaries
2
Non-personnel expenses
2
Significant non-recurring items
Contractors, other personnel expenses, pension and other post-
employment benefit plans, social security
2
(2.1)
Non-personnel
expenses
(10)%
(8)%
Personnel
expenses
1 Grid-based financial advisor (FA) compensation and other formulaic FA compensation
2 Excluding significant non-recurring items (restructuring charges, 2010 UK Bank Payroll Tax)
2
2
2

Bonus pool
2011 bonus pool down 40% YoY
1
PVTR
and
others
2
707
Amortization
of prior year
awards
1,601
4
Awards for
2011
performance
year deferred to
future periods
3
1 Excluding bonus add-ons such as social security
2 Post vesting transfer restrictions and adjustments related to performance conditions
3 Estimate.  The actual amount to be expensed in future years may vary, for example due to forfeitures
4 Includes CHF 54 million of restructuring costs related to these awards
2011
54
2011
IFRS
expense
3,407
PVTR
and
others
2
1,574
Amortization
of prior year
awards
1,471
Awards for
2010
performance
year deferred to
future periods 3
Bonus
expense
for 2010
performance
year
2,611
60
2010
IFRS
expense
4,082
2010
Bonus pool down 40% YoY
IFRS expense down 17% YoY
2011
bonus
pool
2,567
of which Investment Bank
2010
bonus
pool
4,245
Bonus
expense
for 2011
performance
year
1,806

Amortization of deferred compensation
We expect a CHF 0.5 billion reduction in the awards to be amortized in 2012 (CHF 1.1 billion) vs. 2011 (CHF 1.6 billion)
0.7
1.6
Unrecognized
awards to be
amortized
2.8
31.12.10
Including awards to be
granted in 1Q11 for the
performance year 2010
Amortized
0.2
Forfeited
Annual
awards
granted
Unrecognized
awards to be
amortized
1,2
1.7
31.12.11
Including awards to be
granted in 1Q12 for the
performance year 2011
0.3
to be granted
in 2012
1 Estimate.  Including special plan awards to be granted in 2012.  The actual amount to be expensed in future years may vary, for example due to forfeitures
2 Related to discretionary bonus
Unrecognized
awards to be
amortized
2.0
Including awards
to be granted in
1Q12 for the
performance year
2011
Special
plan awards
1
2
1

Tax expense
Other net tax expenses in respect of 4Q11 taxable profits
Tax charge relating to re-measurement of the value of DTA in Japan
Swiss deferred tax expenses with respect to the amortization of previously recognized DTA
Tax charge relating to re-measurement of the value of Swiss DTA
Tax benefits arising from the write-up of DTA for US tax losses incurred in previous years
99
61
105
41
(117)
189
4Q11 net tax expense of CHF 189 million, FY11 effective tax rate of 17.5%
4Q11 tax expense / (benefit)
C D A B E
A
B
C
D
E
4Q11 tax
expense
CHF 56 million

Exposures to Eurozone countries rated lower than AAA / Aaa
1
1 By at least one of the major rating agencies.  Refer to page 43 of UBS’s 4Q11 report for more information
2 Includes central governments, agencies and central banks
3 Includes corporates, insurance companies and funds
4 Banking products: net of collateral.  Traded products: net of collateral and master netting agreements.  Trading inventory: net long per issuer
5 The majority of the Ireland exposures relates to funds and foreign bank subsidiaries
6 Andorra, Cyprus, Estonia, Malta, Monaco, Montenegro, San Marino, Slovakia, Slovenia. Split by counterparty type not disclosed
Our exposures are comparatively low and we continue to manage them carefully
The vast majority of our net exposures relates to counterparty risk from derivatives and securities financing (33%) and trading inventory (40%) which are carried at fair market value
31.12.11
(CHF million)
Before
hedges
4
Net of
hedges
Before
hedges
4
Net of
hedges
Before
hedges
4
Net of
hedges
Before
hedges
4
Net of
hedges
Before
hedges
4
Net of
hedges
France 3,732 3,611 78 78 1,499 1,499 6,197 4,673 11,505 9,861
Italy 3,836 951 129 113 1,474 1,467 1,554 1,121 6,993 3,652
Spain 6 6 19 19 2,084 2,084 2,305 1,409 4,414 3,517
Austria 1,104 859 15 15 553 553 195 159 1,867 1,586
Ireland
5
0 0 0 0 541 541 1,044 1,043 1,585 1,584
Belgium 443 409 0 0 291 291 141 141 876 841
Portugal 0 0 1 1 29 29 334 236 363 266
Greece 37 37 0 0 34 34 70 32 141 104
Other
6
185 185
Sovereigns
2
Banks
Other
3
Total Local governments

Regulatory capital ratios
30.9.11
~10.1%
4
~6.2%
30.9.11
24.6 40.4 CET1 capital
RWAs ~400 ~400
(CHF billion)
Basel 3
phased-in scenario
1,2
Basel 3
1 Our pro-forma Basel 3 RWA are based on estimates and will be refined as we progress with our implementation of new models and associated systems
2 Deferred tax assets on net operating losses of CHF 8.0 billion on 31.12.11.  Deferred pension expenses of CHF 3.3 billion on 31.12.11.  Other deduction items not taken into account.
Deduction for exposures in financial industry excluded as rules need further clarification
3 Goodwill and intangible assets will be deducted from CET1 capital under Basel 3. In the transition period, there will be a phase-in during which they will be deducted from tier 1 capital and not from CET1 capital up to the amount of outstanding phased-in hybrid tier 1 capital
4 Existing eligible tier 2 instruments not taken into account
Common equity
Goodwill / intangible assets
1
Capital deduction items
2
6.2%
31.12.11
6.7%
31.12.11
6.7%
1
2
Basel 2.5
We are ahead of our plan; Basel 2.5 tier 1 capital ratio increased to 16.0%
25.4 41.1
~380 ~380
1.1%
3.0%
14.1%
1.9%
11.7%
1.5%
13.2%
4
30.9.11 31.12.11 30.6.11 31.3.11 31.12.10
11.7%
1.5%
13.2%
4
10.6%
2.0%
12.6%
4
10.7%
2.0%
~12.7%
4
241 284 ~269 279 278
~34.3 35.2 36.7 37.5 38.4
Core tier 1 capital
Hybrid tier 1 capital
+0.9
(43)
+0.8
(~20)
+0.7
(~20)
16.0%
4
~6.7%
~10.8%
4
1.1%
2.9%
6.2%
3
1
2019 rules fully applied

4Q11 results
• CHF 0.6 billion pre-tax profit
• Positive net new money in our wealth management businesses
• Resilient performance in Retail & Corporate
• Our Rates businesses in the Investment Bank performed well, solid performance in FX YoY
• Legacy Investment Bank Basel 3 RWAs reduced by CHF ~18 billion
• Core Investment Bank Basel 3 RWAs reduced by CHF ~8 billion
• Year-end Basel 3 RWAs of CHF ~380 billion for the Group
• Year-end Basel 2.5 tier 1 capital ratio of 16.0% (Basel 2: 19.7%)
• Our funding and liquidity positions remain strong and we continue to attract deposits
• Headcount down by 1,101 QoQ; benefits visible on the cost base in coming quarters
Net profit of CHF 0.4 billion in a challenging quarter
Significant reduction in RWAs with limited P&L impact
We remain vigilant on costs
Our capital, funding and liquidity positions are sound

Appendix

A non-dilutive structure is our preferred form of loss-absorbing capital
Target capital structure
13%
10%
3%
6% 6%
Low-trigger
capital
High-trigger or
common equity capital
Swiss
regulation
(1.1.19)
Target
capital
structure
Loss-absorbing
capital
Common equity
capital

0.1
0.4
33.2
0.2
34.1
0.3
30.9.11 Net profit attributable
to shareholders
Own credit Share-related
components
FX and other 31.12.11
0.1
(2.7)
241.0
283.8
9.5
4.9
(54.7)
30.9.11 Credit risk Non-counterparty
related risk
Market risk Operational risk FX effects 31.12.11
Core tier 1 capital and RWAs (Basel 2.5)
1 31.12.11 includes IFRS deferred tax assets on net operating losses of CHF 8,033 million; 31.12.11 deferred pension expenses CHF 3,300 million
2 Includes DTAs and changes in deduction items
3 Adjusted for FX effect
Core tier 1 capital
1
Risk-weighted assets
3
3
3 3
2

29.6
30.4
24.6
34.7
33.8
33.1
31.8
26.7
26.2
4.3
7.2
7.0
5.2
7.2
4.6
4.4
4.3
4.9
39.1
38.1
31.8
33.4
33.7
34.8
35.3
36.4
37.4
18.1%
15.3%
14.2%
11.9%
13.0%
12.5%
15.6%
16.3%
17.5%
16.1%
19.7%
15.4%
16.4%
16.7%
17.8%
17.9%
18.4%
16.0%
4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11
Basel 2 capital ratios
Core tier 1 capital
Hybrid tier 1 capital
Core tier 1 ratio (%)
Tier 1 ratio (%)

Held at amortized cost 69
Financial liabilities
designated at fair value 89
Retail savings / deposits 114
Fiduciary deposits 29
Time deposits 64
Demand deposits 136
Total equity 58
Other liabilities 136
Bonds and notes issued 158
Customer deposits 342
Trading portfolio liabilities 39
Cash collateral on securities lent
and repurchase agreements 111
Money market paper issued 71
Due to banks 30
Other assets (incl. net RVs) 108
Loans 267
Trading portfolio assets 182
Cash collateral on securities
borrowed and reverse repurchase
agreements 272
Financial investments AFS 53
Cash, balances with central banks
and due from banks 64
128%
coverage
CHF 76 billion
surplus
CHF 162
billion
collateral
surplus
Asset funding—31 December 2011
Assets
Liabilities and equity

Equity & other liabilities
1
Customer deposits
4
Positive RVs
Other assets
1
34
36%
36%
27%
31% 36%
36% 36% 36%
17%
14%
16%
21%
19% 19%
18% 17%
1,419
2,275
2,015
1,341
1,317
1,291
1,237
1,447
4Q07 4Q08 4Q09 4Q10 1Q11 2Q11 3Q11 4Q11
328
355
314 315 319
308
381 341
584
348
180
205
220
217
188 272
774
312
232
229
236
223
206
182
160
146
192
167
157
154
135
138
428
854
422
401
359
335
537 487
2,275
2,015
1,341
1,317
1,291
1,237
1,447
1,419
4Q07 4Q08 4Q09 4Q10 1Q11 2Q11 3Q11 4Q11
Balance sheet development
1 Including cash collateral on derivative transactions
2 Including cash and balances with central banks
3 Including financial liabilities designated at fair value
4 Percentages based on total balance sheet size excluding negative replacement values
Total  excl. PRVs CHF 933 billion
Assets
Total  excl. NRVs CHF 946 billion
Trading portfolio
Collateral trading
Lending
2
Negative RVs
Banks
Trading liabilities
Long-term debt
3,4
Short-term debt issued
Collateral trading
Liabilities & equity

Equity
Money market
Diversified funding with a long-term funding surplus
Customer
deposits
Assets Liabilities & equity
Other
assets
1
Surplus stable funding comfortably exceeds
projected requirements under stress scenario
5
CHF 6 billion net new deposit inflows in 4Q11
(net of FX impact)
Provisional 31.12.11 Net Stable Funding Ratio
(NSFR) in line with Basel 3 requirements
Three public benchmark bonds issued in
January 2012
– EUR 1.5 billion 5-year covered bond
– EUR 1.5 billion 4-year senior unsecured bond
– USD 1.5 billion 3-year covered bond
Customer deposits are a stable source of funding
Other
liabilities
Cash at CB’s
Tradable
assets 4
Interbank
Tradable
liabilities
3
Interbank
31.12.11
USD
EUR
Other
CHF
39%
33%
14%
14%
Loans
Other liabilities
Trad. liabilities
Bonds
and notes
issued
Tradable
assets
Other assets
Interbank
Customer
deposits
Behavioral maturities
> 1 year
2
Interbank
Surplus
>CHF 100
billion
Equity
Bonds
and notes
issued
Loans
Retail savings / deposits
Fiduciary deposits
Time deposits
Demand deposits
1 Including net replacement values
2 Based on UBS internal model for stressed liquidity
3 Tradable liabilities consist of trading portfolio liabilities, cash collateral on securities lent and repurchase agreements
4 Tradable assets consist of trading portfolio assets, cash collateral on securities borrowed and reverse repurchase agreements
5 Surplus shown comfortably exceeds our off-balance-sheet liquidity exposures, such as potential draw-downs from committed lines we have in place for our clients

Our liquidity position is strong
Funded balance sheet (31.12.11)
23% of our funded balance sheet assets
are in the form of available liquidity
1
We continue to be compliant with
FINMA’s liquidity regime
We continue to have substantial excess liquidity
1 Dedicated liquidity reserves including excess cash at major central banks and unutilized collateralized borrowing capacity
2 Interbank liabilities only. Interbank liabilities net of interbank assets are ~1% of funded balance sheet as of 31.12.11
FINMA’s liquidity requirements are broadly
in line with Basel 3 recommendations
Currently banks employ a wide range of
interpretations to calculate the liquidity
coverage ratio (LCR) and net stable funding
ratio (NSFR)
We expect to comply early with the final
Basel 3 LCR and NSFR at no or minimal
incremental cost
Provisional 31.12.11 Basel 3 LCR in line
with Basel 3 requirements
Assets
Liabilities
& equity
CHF 76
billion
surplus
Interbank
2
~3%
Money market ~8%
Bonds and
notes issued   ~17%
Available
contingent
funding
sources /
cash
reserves
23%

Funding sources by currency—31 December 2011
45% USD
1
CHF 366 billion
21% EUR
1
CHF 172 billion
20% CHF
1
CHF 164 billion
14% other
1
CHF 114 billion
Interbank Money market paper issued Repos / securities lent
Customer deposits Bonds and notes issued Cash margin
2
Customer deposits represent a significant source of funding in all major currencies
(CHF billion)
20
3
6 2
133
8
8
14
14
22
47
15
12
4
35
58
49
113
58
52
7
49
87
1 In % of total funding on the balance sheet (CHF 817 billion) comprising repurchase agreements, securities lending against cash collateral received, due to banks, money market paper issued, due to customers, long-term debt (including financial liabilities at fair value) and cash collateral on derivative transactions and prime brokerage
2 Comprises cash collateral payable on derivatives and prime brokerage payables

53,551
379
(49)
51,817
393
693
(43)
285
80
(4)
1,734
IFRS equity attributable to UBS shareholders (4Q11)
30.9.11 Foreign
currency
translation
(OCI)
2
31.12.11 Deferred taxes
(share
premium)
Cash flow
hedges
(OCI)
2
Net profit Employee
share settled
plans
(share
premium)
Financial
investments
available-for-
sale
(OCI)
2
Treasury
shares
Other
CHF 30.9.11 31.12.11 Change
Book value per share 13.85 14.29 +3%
Tangible book value per share 11.34 11.70 +3%
1
1 Tangible book value increased CHF 1,432 million from CHF 42,424  million on 30.9.11 to CHF 43,856 million on 31.12.11
2 Net of tax. Total income tax expense recognized in OCI was CHF 185 million in 4Q11

53,551
36
(63)
46,820
4,233
706
495
1,537
(505)
293
6,731
IFRS equity attributable to UBS shareholders (FY11)
31.12.10 Foreign
currency
translation
(OCI)
2
31.12.11 Cash flow
hedges
(OCI)
2
Net profit Financial
investments
available-for-
sale
(OCI)
2
CHF 31.12.10 31.12.11 Change
Book value per share 12.35 14.29 +16%
Tangible book value per share 9.76 11.70 +20%
Other
1
Deferred taxes
(share
premium)
Employee
share settled
plans
(share
premium)
Treasury
shares
1 Tangible book value increased CHF 6,858 million from CHF 36,998 million on 31.12.10 to CHF 43,856 million on 31.12.11
2 Net of tax. Total income tax expense recognized in OCI was CHF 498 million in FY11

(CHF billion)

(CHF billion)

(CHF billion)

(CHF billion)

Invested assets
Wealth Management
Wealth Management Americas Global Asset Management
Retail & Corporate
3
9
720
18
750
30.9.11 NNM Market FX / Other 31.12.11
4%
26
2
709
651
30
30.9.11 NNM Market FX / Other 31.12.11
9%
12
524
574
0
40
30.9.11 NNM Market FX / Other 31.12.11
10%
1
0
130
2
134
30.9.11 NNM Market FX / Other 31.12.11
3%

827
786 787
768
791
748
720
750
Wealth Management—operating income
Lower transaction-based revenues and lower interest income led to decrease in revenues
Interest (excl. SIPF) Recurring fees
Trading Other income
Invested assets
Transaction-based fees
Credit loss (expense) / recovery
1 Adjusted for the gain on the sale of the strategic investment portfolio (CHF 433 million)
2 Net fee and commission and net trading income in 1Q11, 2Q11, 3Q11 adjusted for revenue shifts related to Investment Products & Services unit
2,178
SIPF interest
409
433 447
427
457 451
469
487
991
982
912
895
908
892
805
322
313
252
298
170
178
145
154
198
823
1,673
1,745
1
1,867
1,928
1,803
1,759
1,891 1,904
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11
319
259
205
233
232
2
2
2
2
2
216
2
150

Wealth Management—invested assets and NNM by region
31.12.11 invested assets
CHF 750 billion
4Q11 NNM
CHF 3.1 billion
280
167
161
142
314
Europe
2
Asia Pacific
Switzerland
1,3
Emerging
markets
4
o/w UHNW
0.7
2.8
(1.8)
1.4
8.1
FY11 NNM
CHF 23.5 billion
(4.0)
11.8
5.0
10.8
24.4
Continued NNM inflows in Asia Pacific, emerging markets and UHNW
1 Invested assets and net new money based on client domicile. Invested assets and net new money for “Swiss wealth management” and “International wealth management” as shown in UBS's quarterly report are based on an organizational view. Net new money and invested assets for certain clients domiciled in
Switzerland but served by businesses such as Financial Intermediaries or Global Family Office are reported under ”International wealth management” in UBS's quarterly report
2 Includes Western Europe and all other countries not covered elsewhere
3 Net new money for “Swiss wealth management” as reported in the 4Q11 report was CHF (1.2) billion in 4Q11 and CHF 1.1 billion in FY11
4 LatAm, Middle East & Africa and Central & Eastern Europe & Turkey
1

155
165
169
185 177
198
237
218
644
687
669
712 728
782
782
751
334
349
322
386
400
380
350
332
142
135
145
131
127
119
129
135
1,456
1,285
1,350
1,325
1,422
1,448
1,511
1,540
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11
Wealth Management Americas—operating income (USD)
Full-year USD operating income increased 12%
YoY +2%
Interest Recurring fees
Trading
Other income
Transaction-based fees
Credit loss (expense) / recovery
QoQ (5%)
FY11 vs. FY10 +12%
1
1
As reported; includes a USD 24 million (CHF 20 million) upward adjustment from OCI relating to mortgage-backed securities in our AFS portfolio

736
793
782
838
855
884
895
842
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11
99
95
104
109
112
113
103
108
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11
Wealth Management Americas—FA productivity (USD)
Continuing to execute our focused strategy
Invested assets per FA
#1 position in revenue
per FA vs. US peers
#1 in invested assets
per FA vs. US peers
Revenue per FA, annualized

CHF 129 million loss from the revaluation of UBS’s option to acquire the SNB StabFund’s equity
–
Option fair value CHF 1.6 billion (USD 1.7 billion) on 31.12.11
Treasury income after allocations to the business divisions amounted to a CHF 13 million loss
Operating expenses not allocated to the business divisions totaled CHF 121 million
–
CHF 22 million release of accruals in value added tax provisions
–
CHF 12 million impairment loss on London property
Corporate Center
Revaluation of UBS’s option to acquire the SNB StabFund’s equity: contribution to UBS results
Pre-tax loss of CHF 273 million
(302)
129
168
121
231
68
153
192
13
(209)
(129)
293
1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11

Restructuring charges
Cost reduction program announced in July 2011
–
Total expected restructuring charges still estimated at ~CHF 550 million, of which CHF 403 million booked in 2H11
–
The majority of affected staff have been notified
(CHF million)
Restructuring charges
1
1 Total net restructuring charges (not limited to the cost reduction program announced in July 2011)
4Q11 FY11
Pers. Non-pers. Total Pers. Non-pers. Total
Wealth Management (1) (2) (3) 64 18 82
Wealth Management Americas 0 (1) 0 5 5 10
Retail & Corporate 9 0 8 29 3 32
Global Asset Management 13 1 14 19 7 26
Investment Bank (10) (2) (13) 143 73 216
Corporate Center 4 0 4 2 14 15
Total 14 (3) 10 261 119 380

5.1
5.2
12.0 12.0
11.9
14.2
21.5
4Q08 4Q09 4Q10 1Q11 2Q11 3Q11 4Q11
5.7
7.1
3Q11 4Q11
20.2
18.1
9.8 9.7
9.5
7.1
5.7
4Q08 4Q09 4Q10 1Q11 2Q11 3Q11 4Q11
Risk exposures
Basel 3 RWAs
(CHF billion)
Student loan auction rate securities
SL ARS buyback commitment (par value)
SL ARS inventory (carrying value)
Rated BB- or above
Rated below BB-
Carrying value
(USD billion)
7.4
18.0
3Q11 4Q11
(69%)
Carrying value
(USD billion)
Exposure to monoline insurers
1
Fair value of CDSs after CVA
Credit valuation adjustment
Fair value of underlying assets
Fair value of CDS
2
after
CVA
3
of USD 1.1 billion
1 Excludes the benefit of credit protection purchased from unrelated third parties. In addition, UBS held direct derivative exposure to monoline insurers of USD 264 million after CVA of
USD 216 million on 31.12.11
2 Credit default swaps
3 Credit valuation adjustments
Sum = notional amount

(2)
(622)
(35)
(63)
(39)
(340)
65,921
64,820
(1,101)
64,617
64,820
396
269
241
(659)
(123)
80
203
Headcount
4Q11
FY11
Wealth
Management
Wealth
Management
Americas
Investment
Bank
Global
Asset
Management
Retail &
Corporate
Corporate
Center
31.12.11 31.12.10
31.12.11
30.9.11

Enhancements to reporting—effective 1Q12
Wealth Management and Retail & Corporate will become separate business divisions
Refinement of client assets and invested assets disclosures for Retail & Corporate
Disclosure of net new business volume measure for Retail & Corporate (new KPI)
Commentary for Wealth Management Americas to be USD-based
Legacy portfolio to be reported in the Corporate Center
Commentary for all business divisions to be based on QoQ comparison

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
Name:	Louis Eber
Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
Name:	Sarah M. Starkweather
Title:	Director

Date: February 7, 2012